Exhibit 99.1

Media Contacts: Deborah Szajngarten Radware 201-785-3206 deborah.szajngarten@radware.com	FOR IMMEDIATE RELEASE

Investor Relations:
Anat Earon-Heilborn
+972 723917548
ir@radware.com

RADWARE ANNOUNCES CHANGES TO ITS BOARD OF DIRECTORS

TEL AVIV, ISRAEL, SEPT. 10, 2020 —Radware® (NASDAQ: RDWR), a leading provider of cyber security and application delivery solutions, today announced that its board of directors has appointed Mr. Stanley B. Stern and Ms. Naama Zeldis to serve as independent directors of Radware’s Board of Directors. Mr. Stern and Ms. Zeldis will serve as members of the Board until the Company’s upcoming 2020 annual meeting of shareholders, when their appointments will be up to a shareholder vote.

“Both new board members bring a wealth of experience, talent, and energy to Radware’s board,” said Mr. Yehuda Zisapel, Chairman of Radware’s Board of Directors.  “We are very fortunate to have them by our side. Mr. Stern’s more than 30 years of experience across the financial, M&A and technology sectors, combined with Ms. Zeldis financial acumen and strong operational expertise will add a valuable perspective to our board.  We are looking forward to integrating their advice and experience into our strategic plans for growth.”

Mr. Stern is currently the chairman of the board of directors of AudioCodes Ltd. and serves as a member of the boards of directors of Ormat Technologies, Inc., as well as several other companies. In the past, Mr. Stern was a board member of several public and private companies, including Given Imaging Ltd., and the chairman of the board of Tucows, Inc. and of SodaStream International Ltd., where he served as chairman of the board of directors from 2015 to 2018 until the company was acquired by Pepsico. Previously, Mr. Stern was a Managing Director at Oppenheimer & Co. from 1995-2000 and from 2004 to 2013, where, among other positions, he led the firm's investment banking department and technology investment banking groups.  Mr. Stern holds a B.A. degree in economics and accounting from City University of New York, Queens College, and an M.B.A. from Harvard University.

Ms. Zeldis currently serves as the CEO of Aquarius-Spectrum Ltd.  and is also currently serving as a member of the board of directors of Orbit Technologies Ltd. Ms. Zeldis has also served as a member of the boards of directors of several other companies that are at the forefront of the Israeli industry, including Metalink Ltd., Nova Measuring Instruments Ltd., and Rafael Advanced Defense Systems Ltd. . Formerly, Ms. Zeldis has also served as CFO for a variety of leading high-tech and industrial companies such as Tahal Group, Netafim, and Electronic Data Systems. She holds a B.A. degree in accounting from the Tel Aviv University and a B.A. degree in economics and an M.B.A from the Hebrew University in Jerusalem.

Additionally, Mr. Avraham Asheri and Mr. Joel Maryles are stepping down from Radware’s Board.  Mr. Asheri is stepping down for medical reasons after serving on the Radware board for 11 years, and Mr. Maryles has stepped down after serving 6.5 years on the Radware board and will dedicate more time to his other business and philanthropic interests.

Mr. Zisapel added, “We wish to take this opportunity to thank Mr. Maryles and Mr. Asheri for their contributions to Radware. We are thankful for their dedication and acumen and the knowledge they brought to Radware throughout the years and wish them well in the future.”

ABOUT RADWARE
Radware® (NASDAQ: RDWR), is a global leader of cyber security and application delivery solutions for physical, cloud, and software defined data centers. Its award-winning solutions portfolio secures the digital experience by providing infrastructure, application, and corporate IT protection and availability services to enterprises globally. Radware’s solutions empower more than 12,500 enterprise and carrier customers worldwide to adapt to market challenges quickly, maintain business continuity and achieve maximum productivity while keeping costs down. For more information, please visit www.radware.com.
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